Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Purple Biotech Ltd. (the “Company”) will be held on Thursday, August 8, 2024, at 4:30 p.m. Israel time at the Company’s executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel.

The purpose of the Meeting is to approve the re-election of Mr. Issac Israel and Ms. Suzana Nahum-Zilberberg as members of the third class of directors of the Board of Directors, for a three-year term until the annual general meeting of shareholders to be held in 2027, and until their successors have been duly elected and qualified.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.saa

Only shareholders and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on Tuesday, July 2, 2024 (the “Record Date”), are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from the Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”), may vote at the Meeting in person or through a voting slip, by completing, dating, signing and delivering or mailing (by registered mail) the voting slip to the Company’s offices so that it is received by the Company no later than four hours prior to the designated time of the Meeting, namely by no later than Thursday, August 8, 2024, 12:30 p.m. Israel time. Shareholders who hold ordinary shares through members of the TASE (whether attending the Meeting in person or voting through a voting slip) must also provide the Company with an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until four hours prior to the Meeting commencement, namely by no later than Thursday, August 8, 2024, 12:30 p.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company offices no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Our Board of Directors recommends that you vote FOR the above proposal, which is described in the proxy statement.

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, August 15, 2024, at 4:30 p.m. (Israel time) at the Company offices (the “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of the Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve the proposal.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law and the regulations thereunder, is July 4, 2024. The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il. The Proxy Materials will also be made available at the “Investor” portion of our website, which can be found at https://purple-biotech.com/investors, and may also be viewed at our offices, upon prior notice and coordination and during regular business hours, at 4 Oppenheimer Street, Science Park, Rehovot, Israel (Tel: +972-3-9333121), until the date of the Meeting. Detailed voting instructions are provided in the proxy statement, the voting instruction form and the voting slip.

Sincerely,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

June 26, 2024

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depositary Shares (“ADSs”), each representing ten ordinary shares, issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Purple Biotech Ltd. (“we,” “us,” “our,” “Purple” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, August 8, 2024, at 4:30 p.m. Israel time at our executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the re-election of Mr. Issac Israel and Ms. Suzana Nahum-Zilberberg as members of the third class of directors of the Board of Directors, for a three-year term until the annual general meeting to be held in 2027, and until their successors have been duly elected and qualified. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2023.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy and voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” the proposal on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Tuesday, July 2, 2024 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of June 26, 2024, 282,759,461 ordinary shares were issued and outstanding (excluding one dormant ordinary share held in treasury).

How to Vote

●	Voting by voting instruction form for holders of ADSs. Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to the person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy to be given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

●

Voting in person, by voting slip or via the ISA’s electronic voting system for holders of ordinary shares held via the TASE. Shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose ordinary shares are registered with a TASE member must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

A shareholder whose shares are registered with a TASE member is entitled to receive from the TASE member that holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified such TASE member that he or she or it is not interested in receiving such link, provided that such notification was provided by the shareholder with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four hours prior to the designated time of the Meeting, namely by no later than Thursday, August 8, 2024, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the ISA electronic voting system will be permitted until four hours prior to the Meeting commencement, namely by no later than Thursday, August 8, 2024, 12:30 p.m. Israel time.

●	Voting by proxy for holders of ordinary shares. A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the Company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the applicable deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly executed voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed voting slip, together with a valid ownership certificate (as of the Record Date), to the Company Offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than four hours before the time set for the Meeting.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip, or voting via the ISA electronic system, or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, August 15, 2024, at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of an Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), is required to approve the proposal.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners and to the extent such costs were actually incurred by such holders of ADSs in street name. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the U.S. Securities and Exchange Commission (the “Commission”). Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required to file periodic reports and financial statements with the Commission under the Exchange Act as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2023, see “Item 6. Directors, Senior Management and Employees — Compensation — Executive Compensation” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 5, 2024.

Security Ownership of Certain Beneficial Owners and Management

As of June 26, 2024, (i) no officer or director individually beneficially owned 1% or more of our outstanding ordinary shares, other than Mr. Gil Efron, our Chief Executive Officer, who beneficially owned 5,841,123 of our ordinary shares, representing 2.03% of our ordinary shares as of such date. The number of shares beneficially owned by Mr. Efron includes 4,516,123 ordinary shares issuable upon exercise of options held by Mr. Efron currently exercisable or which will be exercisable within 60 days of June 26, 2024; and (ii) all of our current officers and directors as a group (13 persons) beneficially owned 19,090,344, or 6.44%, of our outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person or entity known to us to beneficially own 5% or more of our outstanding ordinary shares as of June 26, 2024.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of June 26, 2024 and ordinary shares underlying restricted stock units (“RSUs”) that vest within 60 days of June 26, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 282,759,461 ordinary shares (not including 1 share held in treasury) outstanding as of June 26, 2024. Each one (1) ADS held represents ten (10) ordinary shares. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the Commission through June 26, 2024.

Name	Share Number	Percentage
Armistice Capital, LLC (1)	24,993,840	8.84%

(1)	Based solely on, and qualified in its entirety with reference to, a Schedule 13G filed by Armistice Capital, LLC (“Armistice Capital”) with the SEC on February 14, 2024. According to the Schedule 13G, Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the ordinary shares, and pursuant to an investment management agreement, Armistice Capital exercises voting and investment power over the ordinary shares held by the Master Fund and thus, may be deemed to beneficially own the ordinary shares held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the ordinary shares held by the Master Fund. The Master Fund disclaims beneficial ownership of the ordinary shares directly held by it by virtue of its inability to vote or dispose of such securities as a result of its investment management agreement with Armistice Capital. In addition, Armistice Capital holds warrants to purchase 4,979,383 additional ADSs that include a 4.99% beneficial ownership limitation.

Board Diversity Matrix

Board Diversity Matrix (As of June 26, 2024)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	0
Directors with disabilities	1

PROPOSAL 1

RE-ELECTION OF DIRECTORs TO SERVE AS THIRD CLASS DIRECTORS

Background

Under our Articles of Association, the number of directors on our Board of Directors will be no less than four and no more than nine and will be divided into three classes. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board of Directors. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. Under our Articles of Association, the majority of the members of our Board of Directors shall be residents of Israel, unless our center of management is transferred to another country in accordance with a resolution of our Board of Directors by a majority including at least 75% of the participating director votes.

Our Board of Directors is currently comprised of eight directors and is divided into three classes with staggered three-year terms, as follows:

Name	Age	Position
First Class of Directors Serving until 2025 Annual General Meeting
Eric Rowinsky, M.D.(1)	68	Independent Director and Chairman of the Board of Directors
Ido Agmon(2)(3)	47	Independent Director
Robert Gagnon(1)(3)(4)	50	Independent Director

Second Class of Directors Serving until 2026 Annual General Meeting
Simcha Rock(1)(2)(3)	75	Independent Director
Yael Margolin	70	Independent Director

Third Class of Directors Serving until 2024 Annual General Meeting
Isaac Israel(4)	46	Director
Suzana Nahum-Zilberberg(2)	53	Independent Director
Ori Hershkovitz(4)	50	Independent Director

(1)	Member of our nominations committee

(2)	Member of our compensation committee

(3)	Member of our audit committee

(4)	Member of our pricing committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In September 2020, our Board of Directors established a Nominations Committee, which is not required to be comprised only of independent directors, whose role is to (among other things) identify and recommend to the Board of Directors for selection, director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors, the diversity of our directors, and the criteria for the selection of new members of the Board of Directors.

At the Meeting, the terms of the members of our third class of directors, Isaac Israel, Suzana Nahum-Zilberberg and Ori Hershkovitz, expire. Mr. Ori Hershkovitz will not be standing for re-election to the Board of Directors at the Meeting. Our Nominations Committee recommended, and our Board of Directors approved, that each of Isaac Israel and Suzana Nahum-Zilberberg be nominated for re-election at the Meeting as a third class director for an additional three year term to expire at the 2027 annual general meeting of our shareholders, and until his/her successor has been duly elected and qualified or until his/her office is vacated in accordance with our Articles of Association and the Companies Law. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of seven members, six of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Currently, there is no agreement between us and any shareholder regarding the nomination or appointment of directors.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our Company, taking into consideration our Company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated each of Isaac Israel and Suzana Nahum-Zilberberg for re-election as a third class director, to hold office until our 2027 annual general meeting of shareholders, and until their respective successors have been duly elected and qualified, or until their respective office is vacated in accordance with our Articles of Association and the Companies Law.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as director. Should either of the nominees be unavailable for election, the proxies will be voted for substitute nominee(s) designated by our Board of Directors.

If elected at the Meeting, Isaac Israel and Suzana Nahum-Zilberberg will be entitled to the same cash compensation that we have paid to each of our non-executive directors since our extraordinary general meeting in July 2017, of an annual fee in the amount of US$40,000 for service on our Board of Directors, an additional US$3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional US$7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable), provided, however, that the maximum annual fee for services on our Board of Directors, its committees and/or on the Board of Directors of any subsidiaries, shall not exceed US$47,000. Such annual fees shall be paid pro-rata for service during any part of a year. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/US$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Such non-executive director fees are consistent with our current Compensation Policy, as approved by our shareholders on June 15, 2023. If re-elected as directors at the Meeting, the approval of the re-election of the director nominees will be deemed to be an approval of the foregoing cash compensation. We may also subsidize ongoing corporate governance or other professional training for directors in amounts up to US$5,000 per director per annum, and we reimburse directors for any direct expenses incurred during the performance of their duties (such as travel expenses). If elected at the Meeting, the director nominees will continue to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with each of them.

Nominees for Director

Biographical information concerning the nominees for election as third class directors at the Meeting is set forth below.

Isaac Israel has served as a member of our board of directors since October 2012. Mr. Israel served as our chief executive officer from October 2012 until July 2022 and has served as an advisor to the Company since October 2022. Mr. Israel served as our Acting Chief Executive Officer from March 2023 to August 2023, during which period Mr. Israel’s engagement as an advisor to the Company was suspended. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations, including as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Suzana Nahum-Zilberberg, MBA, has served as a member of our board of directors since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science, which is traded on the TASE, and from 2011 to 2020 served as the chief executive officer of BioLight. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd., Matricelf Ltd. and Nextferm Technologies Ltd., all of which are traded on the TASE, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University, a Certified Director degree from Tel Aviv University, an M.A. degree in Holocaust Studies from Haifa University, and studied at the INSEAD Asian International Executive Program. Ms. Nahum-Zilberberg is a certified public accountant.

Approval Required

See “Vote Required for Approval of the Proposal” above. Each director nominee shall be voted on separately.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the re-election of each director nominee named above as a third class director for a three-year term to expire at the 2027 annual general meeting of shareholders, on the terms described in Proposal 1.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

In addition to considering the foregoing agenda item at the Meeting, we will also present for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2023. This item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2023, which form part of our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 5, 2024, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://purple-biotech.com. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

June 26, 2024

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name: Purple Biotech Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips): 4 Oppenheimer Street, Science Park, Rehovot 6701101, Israel, Attention.: Lior Fhima, Chief Financial Officer

Meeting date: Thursday, August 8, 2024, at 4:30 p.m. (Israel time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Tuesday, July 2, 2024

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.

[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

	Agenda Matter	Manner of Voting
		FOR	AGAINST	ABSTAIN
1(a).	To approve the re-election of Isaac Israel to serve as a third class director, for a three-year term until the annual general meeting to be held in 2027, and until his successor is duly elected and qualified.
1(b).	To approve the re-election of Suzana Nahum-Zilberberg to serve as a third class director, for a three-year term until the annual general meeting to be held in 2027, and until her successor is duly elected and qualified.

Date	Signature

For shareholders holding shares through a member of the Tel Aviv Stock Exchange, this Voting Slip is only valid when accompanied by a certification of ownership, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).